Issuer Free Writing Prospectus Dated December 12, 2006

Filed Pursuant to Rule 433

Relating to Prospectus Supplement Dated December 1, 2006

Registration Statement No. 333–138516

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1–610-660-7817.

PRICING TERM SHEET

OF

CENTRAL EUROPEAN DISTRIBUTION CORPORATION

COMMON STOCK

Central European Distribution Corporation (“CEDC”) hereby gives notice of determining on December 12, 2006 the issue price in the public offering of 2,550,000 shares of CEDC common stock. The issue price in the public offering is PLN 86.29 per share of CEDC common stock, equivalent to USD 30.00 per share of CEDC common stock, in accordance with the official exchange rate published by the National Bank of Poland on December 12, 2006 of PLN 2.8763 for USD 1. CEDC expects to raise approximately PLN 220.0 million (USD 76.5 million) in gross proceeds from the offering, or approximately PLN 209.5 million (USD 72.9 million) on a net basis after deducting estimated offering costs. CEDC also gives notice that on December 12, 2006, it entered into an underwriting agreement with ING Bank N.V. London Branch, on the terms and conditions set forth in the issue prospectus.